Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, Pennsylvania 15208

December 15, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Lipella Pharmaceuticals Inc.
File No. 333-266397
Registration Statement on Form S-1, as amended

Dear Sir and Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Lipella Pharmaceuticals Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on December 19, 2022, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed sale of the securities specified in the Registration Statement by the Registrant.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038 or Benjamin Armour at (617) 338-2423. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com and Mr. DeDonato via email at mdedonato@sullivanlaw.com.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP Benjamin Armour, Esq., Sullivan & Worcester LLP